MEMORANDUM OF RESPONSES
                       RICK'S CABARET INTERNATIONAL, INC.
                               FILE NO. 001-13992

                 FORM 10-KSB/A FOR FISCAL YEAR ENDING 9/30/2005
                FORM 10-QSB FOR FISCAL QUARTER ENDING 3/31/2006 FORM 10-QSB FOR FISCAL QUARTER ENDING 6/30/2006
                -----------------------------------------------


1. In response to the Staff's comment, please be advised that in August 2006, the Company foreclosed on 3,000,000 shares of Bluestar Health, Inc. ("Bluestar") that were collateralized on the note receivable. As such, the Company presently owns the shares and can sell them in the open market. Although Bluestar is delinquent in its filings, the shares of Bluestar are presently traded on the Pink Sheets at $0.10 bid - $0.13 ask. Further, the Company is not an affiliate of Bluestar and the shares which the Company owns are eligible to be sold pursuant to Rule 144(k). While the Company recognizes that the shares of Bluestar are thinly traded, the Company believes that it could sell a sufficient number of shares in the open market, even at reduced prices to the existing market prices, to recover the amounts under the note receivable. We intend to refine such disclosure in future filings. Legal counsel for the Company has contacted counsel for Bluestar with respect to the possible sale of the shares to Bluestar or other third parties.

2. In response to the Staff's comment, please note that the licenses in New York and North Carolina are the result of zoning ordinance. Thus, they are valid until cancelled by new ordinance, which is not anticipated to happen for an indefinite period of time. Further, the license in New York is grand-fathered into revised zoning ordinances. In Houston, there is no zoning ordinance. Discounted cash flow method of income approach was used in calculating the value of these licenses. When we purchased the New York club we fully intended to completely remodel the three story club, which we did over a period of eight months while all operations were stopped at that location. During that time, we changed the style of entertainment from all-nude serving a demographic with less disposable income to a topless only club with a high end restaurant on the entire second floor serving a clientele characterized by greater disposable income, which was the result of our remodel and marketing campaign. Virtually no employees or clientele of the previous club remain from prior to our acquisition. The major value of purchasing the clubs clearly was the licenses which have been grand-fathered into new zoning ordinances and are virtually unattainable without purchasing a club. We intend to refine such disclosure in future filings to provide more detail.

3. In response to the Staff's comment, the warrants are exercisable at any time within the period beginning on July 22, 2005 and expiring at 5:00 p.m. Houston, Texas time, on July 22, 2008. We intend to refine such disclosure in future filings.

4. We have noted the Staff's comment and intend to make appropriate disclosure in future filings.


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5.   In  response  to  the  Staff's  comment,  the  180,000  shares  were  sold periodically in the open market from November 1, 2005 through May 11, 2006, when a total of all shares had been sold. The amounts would be transferred to permanent equity as the shares were sold through the open market. The equity amounts were properly classified as permanent equity in the Form 10-QSB for fiscal quarter ending June 30, 2006. Therefore, we do not believe the amounts to be material to require reclassification in the previously filed financial statements. However, we will properly reclassify such amount in the Company's Form 10-KSB for the year ended September 30, 2006 as temporary equity in the 2005 comparative balances.

6. In response to the Staff's comment, please note that during our market research of the property values for similar properties in the area of the property purchased, we found that the market price of land was approximately $5 per square foot and buildings were approximately $100 per square foot, which approximated a total fair value of $1,300,000. As disclosed we paid $500,000 in cash at closing and provided 160,000 shares of our common stock that were restricted, and recorded a total value of approximately $1,300,000. As noted in Yahoo! Finance, the closing price of our common stock was $5.40 per share on April 5, 2006, but the shares were restricted and we deemed the estimated fair market value of the property purchased to be an appropriate value to record and that the $0.40 discount per share (approximately 7%) to the value of our stock provided was reasonable as it was restricted from sale for a period of 9 to 10 1/2 months dependent on when the registration statement was filed. We intend to refine such disclosure in future filings.

7. In response to the Staff's comment, we appreciate the intent of the staff's comment and agree that through this SEC review there have been opportunities of improvement noted that we plan to implement in future filings. Several key comments were supplied by the SEC staff that we believe will enable us to continue to enhance our future filings through more comprehensive disclosure. We intend to continue to monitor our processes to ensure all information is consistently provided accurately and timely as required.

     We have assessed the items addressed in the SEC's comments and their impact on the effectiveness of the design and operation of our disclosure controls and procedures and internal controls over financial reporting. Based on this assessment, management intends, as noted above, to improve future filings related to these specific issues, however, it does not believe these items qualify as a material weakness on an individual or combined basis. As such, management believes that the design and operation of its disclosure controls and procedures and internal controls over financial reporting are effective.


                        Memorandum of Responses - Page 2